Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103-2921 Tel: 215.963.5000 Fax: 215.963.5001 www.morganlewis.com
Brian C. Miner (215) 963-5430 bminer@morganlewis.com
September 9, 2009
VIA EDGAR AND EMAIL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:  H. Christopher Owings, Assistant Director

Re:	The York Water Company
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 11, 2009
Definitive Proxy Statement on Schedule 14A
Filed March 18, 2009
Form 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
Filed May 8, 2009 and August 7, 2009
File No. 001-34245

Dear Mr. Owings,

This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance as set forth in your letter to Mr. Jeffrey R. Hines, President and Chief Executive Officer of The York Water Company (the “Company”), dated August 17, 2009, with respect to the above-referenced filings.

For your convenience, we have set forth each comment in italicized typeface and included each response below the relevant comment and have provided marked language to show proposed changes to current disclosure.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.
You indicate on the cover page of your Form 10-K and Forms 10-Q that your Commission file number is 0-690.  However, we note that the Commission file number related to these filings is 001-34245.  Please use Commission file number 001-34245 when filing your periodic reports.

The Company has authorized us to inform you that, beginning with the third quarter 2009 Form 10-Q, the Company will use 001-34245 as the Commission file number when filing its periodic reports.

2.
On your corporate web site, please include a hyperlink directly to the section 16 forms filed by section 16 reporting persons.  Currently, the link that you provide is to the list of all of your SEC filings.  Please refer to Final Rule:  Mandated Electronic Filing and Website Posting for Forms 3, 4 and 5, Release No. 33-8230 (May 7, 2003).

The Company has authorized us to inform you that an additional link directly to its Section 16 filings is now provided on the Company’s website under “Investor Relations, Insider Filings.”

3.
In future filings please provide in your Form 10-K the disclosure required under Item 101(e)(4) of Regulation S-K regarding the availability of your filed reports on your website.  Please confirm your understanding in this regard.

Please note that the following disclosure was contained at the end of the “Shareholder Information” section of the 2008 Annual Report to Shareholders, which was filed as Exhibit 13 to the 2008 Form 10-K and expressly incorporated into the Business section:

“The Annual Report as well as reports filed with the SEC and other information about the Company can be found on the Company's website at: www.yorkwater.com.”

The Company has authorized us to inform you that it will revise this language in future filings to more closely track the wording of Item 101(e)(4) of Regulation S-K.

Item 1.  Business, page 2

4.
Since the Pennsylvania Public Utility Commission regulates some of your operations, please discuss if any material portion of your business is subject to renegotiation of profit at the election of the Pennsylvania Public Utility Commission or another governmental entity.  Please refer to Item 101(c)(ix) of Regulation S-K.

The Company has authorized us to inform you that no part of its business is subject to renegotiation of profit at the election of the Pennsylvania Public Utility Commission or another governmental entity.

5.
We note your statement in the second risk factor on page five that you may face competition from other water suppliers.  Please discuss the competitive conditions in your business including, where material, the identity of the particular markets in which you compete, an estimate of the number of competitors and your competitive position, if known or reasonably available to you.  Please discuss the principal methods of competition and any positive and negative factors pertaining to your competitive position, to the extent that they exist.  Please refer to Item 101(c)(x) of Regulation S-K.

In response to the staff’s comment, please see the proposed disclosure under the caption “Competition” set forth on Exhibit A hereto, which is substantially the language that the Company proposes to add to the “Business” section of its 2009 Form 10-K.

6.
Please discuss the material effects that compliance with federal, state and local provisions, regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, may have upon your capital expenditures, earnings and competitive position.  Also, please disclose any material estimated capital expenditures for environmental control facilities that you expect to make during the current fiscal year and next fiscal year.  Please see Item 101(c)(xii) of Regulation S-K.

In response to the staff’s comment, please see the proposed disclosure under the caption “Water Quality and Environmental Regulation” set forth on Exhibit A hereto, which is substantially the language that the Company proposes to add to the “Business” section of its 2009 Form 10-K.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results..., page 9

7.
Please expand your discussion, which begins on page 8 of your 2008 Annual Report to Shareholders, to elaborate on known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way.  In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance.  In addition, please discuss in reasonable detail:

•	economic or industry-wide factors relevant to your company, and
•	material opportunities, challenges and risks in short and long term and the actions you are taking to address them.

For example, we note that your total debt load, long-term plus short-term debt, has trended upwards over the past couple of years.  As a result, your interest expense has also increased during that time.  Please discuss how this increased debt load and interest expense will affect, if at all, your operations and ability to obtain additional financing.  Also, we note that your accounts receivable has trended upwards over the past few years.  Please discuss the underlying causes for this upward trend.  We note that your deferred regulatory assets went from $7,709,000 as of December 31, 2007 to $15,972,000 as of December 31, 2008.  Please discuss the underlying causes for this change.  Finally, we note your unfunded pension obligations has increased substantially over the past year.  Please discuss how you intend to address this issue and how it may affect your operations and liquidity.  Please see Item 303 of Regulation S-K and SEC Release No. 33-8350.

In response to the staff’s comments, please see the proposed revisions to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section set forth on Exhibit B, which is substantially the language that the Company proposes to add in its 2009 Annual Report to Shareholders.

In addition, the Company has authorized us to inform you of the following:

The Company has not discussed the upward trend in its accounts receivable balances in past filings as it is simply the result of increased revenues – as revenues have increased over the years, so has the Company’s accounts receivable balances. This has generally been due to consistent increases in the number of customers served and the rate increases that have historically occurred every two to three years.  Uncollectible receivables have not materially impacted the level of accounts receivable reported on the financial statements.

Deferred regulatory assets increased from $7,709,000 as of December 31, 2007 to $15,972,000 as of December 31, 2008 primarily due to an increase in the unfunded pension obligation ($5,441,000), and additionally due to recording the unrealized interest rate swap losses ($2,037,000) as a regulatory asset.  Both of these items are described in Note 1 to the financial statements in the Company’s 2008 Annual Report to Shareholders under the caption “Regulatory Assets and Liabilities”.

The unfunded pension obligation rose significantly in 2008 mainly due to the underperformance of the assets in the pension portfolios.  In addition, the obligation increased due to the fact that the discount rate used to calculate the present value of the obligation dropped by 50 basis points.  The increase in the unfunded pension liability had no impact on the company’s results of operations in 2008 due to the deferral in regulatory assets.  Please see the pension discussion in “Critical Accounting Estimates” for the accounting treatment.  The Company is required to expense only the amount of cash contributions to the plans.  As the unfunded pension obligation rises, the minimum required pension contribution may also rise, which would result in increased expense on the Company’s books.  The Company would then have to request that additional contributions be reflected in rates in its next rate filing.

The Company plans to address the increase in unfunded pension obligations and the resulting regulatory asset through increased contributions to the pension plans and close monitoring of the investments in the pension plans.  As the market recovers from the recession, the Company and its investment advisors will attempt to allocate the pension assets so that they are in the best position possible to take advantage of the recovery.  Over time, the increased contributions to the plans and improved market conditions should erode the regulatory asset and reduce the unfunded pension liability.  The company anticipates that any increase in pension contributions made to the plans will be recovered in rates.

The unrealized losses on the interest rate swap have been deferred as a regulatory asset because, based on historical practice, the company believes it will be probable to recover these costs as a component of interest expense, in its future rate filings.  The company has been permitted to recover swap settlement costs in the past.  Please see the “Interest Rate Swap Agreement” section of Note 1 to the Company’s financial statements included in the 2008 Annual Report to Shareholders.

If the Company determines that the effect of the unfunded pension obligation or unrealized losses on the interest rate swap are expected to have a material effect on the Company’s liquidity or operations, then appropriate disclosure will be included in the MD&A in the Company’s future filings.

8.
We note from your financial statements that you routinely do not maintain any cash on hand.  Please discuss in your Liquidity and Capital Resources section, which begins on page 12 of your 2008 Annual Report to Shareholders, how this policy affects, if at all, your operations and your liquidity.

In response to the staff’s comment, please see the proposed revisions to the “Liquidity and Capital Resources” section set forth on Exhibit B, which is substantially the language that the Company proposes to add in its 2009 Annual Report to Shareholders.

9.
We note your statement on page 12 of your 2008 Annual Report to Shareholders that you intend to fund your construction and acquisition expenditures, in part, through customer advances and contributions.  Please briefly discuss what you mean by “customer advances and contributions” and how significant you believe this source of funding will be to payment of your overall construction and acquisition expenditures or advise where this information is located in your disclosure and provide a cross-reference your disclosure.

In response to the staff’s comment, please see the proposed revisions to the “Liquidity and Capital Resources” section set forth on Exhibit B, which is substantially the language that the Company proposes to add in its 2009 Annual Report to Shareholders.

Contractual Obligations, page 16

10.
We note your statement in footnote (b) to your Contractual Obligations table, which is found on page 16 of your 2008 Annual Report to Shareholders, that your Interest on Long-Term Debt disclosure excludes interest on the $12,000 variable rate debt because you cannot reasonably estimate the payments on this interest.  Please discuss why you are unable to reasonably estimate the payments.

The Company has authorized us to inform you that it is unable to reasonably estimate the interest payments on the $12,000,000 variable rate debt because the interest rate is reset on a weekly basis by the remarketing agent at the lowest rate of interest that, in the judgment of the remarketing agent, would cause the bonds underlying the variable rate debt to have a market value equal to the principal amount thereof ($12,000,000), plus accrued interest (if any), taking into account prevailing market conditions as of the date of determination.  The Company intends to revise this footnote in its future filings to provide substantially the explanation provided in the previous sentence.

Item 9A.  Controls and Procedures, page 12

(a) Evaluation of Disclosure Controls and Procedures, page 12

11.
We note your statement in your Form 10-K for the fiscal year ended December 31, 2008 and your Form 10-Q for the periods ended March 31, 2009 and June 30, 2009 state that “the Company’s President and Chief Executive Officer along with the Chief Financial Officer concluded that the Company’s disclosure controls and procedures as of the end of the period covered by this report are functioning effectively to provide reasonable assurance that the information required…”  Please confirm for the periods ended December 31, 2008, March 31, 2009 and June 30, 2009 that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective, rather than functioning effectively, at that reasonable assurance level.  Please include similar disclosure in future filings.  In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures and state that your disclosure controls and procedures are effective.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

The Company has authorized us to inform you that for the periods ended December 31, 2008, March 31, 2009 and June 30, 2009, its disclosure controls and procedures were designed to provide reasonable assurance of achieving its objectives and that its principal executive officer and principal financial officer concluded that its disclosure controls and procedures were effective.  In its future periodic filings, beginning with its third quarter 2009 Form 10-Q, the Company will remove the reference to the level of assurance of its disclosure controls and procedures and state that its disclosure controls and procedures are effective (if that is the case).

Exhibits, page 19

Exhibit 10 Material Contracts

12.
Please file complete copies of material agreements, including all exhibits, schedules and attachments.  See Item 601(b)(10) of Regulation S-K.  For example, we note that Exhibit A was omitted from Exhibit 10.11.  We also note similar issues with Exhibits 10.12, 10.14 and 10.17.  While 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K.  Please review your material agreements, and re-file complete agreements with your next current or periodic report.

The Company has authorized us to inform you that Exhibits 10.10, 10.11, 10.12, 10.14 and 10.17, including all exhibits, schedules and attachments thereto, will be re-filed under a current report on Form 8-K.  Please note that Exhibits 10.1 through 10.8, inclusive, were filed with the SEC in hard copy and not via EDGAR.  While the Company has no reason to believe that all exhibits, schedules and attachments to such agreements were not filed, the Company is not able to confirm that fact without the undue burden and expense of having each of such filings retrieved from the SEC Public Reference Room archives.

Exhibit 10.8

13.
We note your statement that Exhibit 10.8 was previously filed as Exhibit 4.9 to your Form 10-Q for the quarter ended September 30, 1995.  However, we are unable to locate this filing on EDGAR.  Please advise.

The Company has authorized us to inform you that Exhibit 10.8, previously filed as Exhibit 4.9 to the Company’s Form 10-Q for the quarter ended September 30, 1995 (which was filed with the SEC in hard copy and not via EDGAR), will be re-filed under a current report on Form 8-K.

Exhibit 10.9

14.
We note your statement that Exhibit 10.9 was filed as Exhibit 4.2 to your Form 10-K for the fiscal year ended December 31, 2000.  However, we were unable to locate an Exhibit 4.2 to that filing.  Please advise.

The Company has authorized us to inform you that Exhibit 10.9, previously filed as Exhibit 4.2 to the Company’s Form 10-K for the fiscal year ended December 31, 2000, was indeed filed as Exhibit 4.2.  The document immediately follows the exhibit list in the EDGAR filing.  However, the document that is filed as the exhibit is actually entitled “Promissory Note” and not “Loan Agreement” as indicated in the exhibit list.  The Company will change the name of the document referred to in Exhibit 10.9 of the Form 10-K exhibit index from “Loan Agreement” to “Promissory Note” when filing its Form 10-K for 2009.

Definitive Proxy Statement on Schedule 14A

Voting Securities and Principal Holders Thereof, page 3

15.
Please disclose whether the table includes shares each individual has the right to acquire beneficial ownership of within 60 days.  If the shares listed in the table do include shares that an individual has the right to acquire beneficial ownership of in the next 60 days please disclose the amount of these shares in a footnote to the table.  See Instruction 1 to Item 403 of Regulation S-K.

The Company has authorized us to inform you that the table includes shares owned or beneficially owned by the respective individuals as of February 27, 2009.  No individual has a specific right to acquire or beneficially own any additional shares within 60 days.  This is because the Company has no equity compensation plans or other outstanding securities that are convertible or exercisable into shares of its common stock.

Compensation of Directors and Executive Officers, page 10

Compensation Discussion and Analysis, page 10

General Philosophy, page 10

16.
Please expand your discussion on how your combination of base salary and cash incentives align the interests of management with those of your customers.  Also, please advise why you are aligning the interests of management with those of your customers, rather than with the interests of your shareholders.

The Company has authorized us to inform you that its senior management compensation package is designed to be competitive with similar companies, and the incentive portion, in particular, is designed to align management’s goals with the long-term interests of customers by setting operational goals that also add value for customers, as described below.  The Company focuses on the customer specifically so that the program is accepted by the Pennsylvania Public Utility Commission as a prudent expense and allows the incentive payments to be recovered from customers in water rates.  Most, if not all, of the objectives that are set also benefit shareholders in that they focus on increased efficiency, company growth, improved customer service, compliance with applicable regulations and providing a safe and adequate water supply.  If the Company is able to recover costs of the incentive program in water rates, the shareholders receive the benefit of increased revenues and net income.  The Company proposes to expand its “General Philosophy” section as set forth below.

“General Philosophy.  We compensate our senior management through a combination of base salary and cash incentives designed to be competitive with comparable employers and to align management's incentives with the long-term interests of our customers.  Our compensation setting process consists of establishing a base salary for each senior manager and designing an annual cash incentive for such manager to reward the achievement of specific operational goals.  We only incentivize operational goals that  add value for both our customers and our shareholders, such as increasing efficiency, ensuring a safe, adequate supply of water, reducing costs, improving customer service and expanding our service territory in order to gain economies of scale and spread fixed costs over a larger number of customers.”

Base Salary, page 10

17.
Please expand your discussion to discuss why you have elected to set your named executive’s salary below the 25th percentile of the seven comparable investor-owned water utilities and if you have any intent to adjust salaries higher than the 25th percentile.  Please discuss any other factors you consider in setting the salaries of your named executive officers.  Please discuss any changes in the salary levels of your named executive officers over the past two fiscal years and the basis for the change.

In response to the staff’s comment, the Company has authorized us to inform you that it proposes to expand its discussion of base salary as set forth below:

“Base Salary.  To assist us in establishing base salary in 2008, the Compensation and Nomination Committee engaged SAJE, a nationally recognized consulting firm, to provide a survey of the compensation of senior management at York and at seven comparable investor-owned water utilities.  These comparables included Aqua America, Inc., Aquarion Water Company, California Water Service Company, Middlesex Water Company, Pennichuck Water, San Jose Water Company, and United Water.  SAJE also determined relative measures of the relationship between the size and compensation of the companies included in the survey.

Based upon our analysis of the base salary levels and trend lines developed using regression analysis reflected in the survey, we establish base salaries for our senior management.  The base salary of the President and Chief Executive Officer and other Named Executive Officers is currently below the 25th percentile of the seven comparable investor-owned water utilities.  We have chosen this level due to the relatively low level of complexity of the Company’s business and operations as compared to many of the comparable investor-owned water utilities.  We are a pure regulated water utility, while some of the comparables also have wastewater and other non-regulated businesses.  We are a stand alone company with no subsidiaries, parent or holding company.  We have one filtration plant and serve a relatively smaller number of customers in one state.  Many of the comparables serve in multiple states, have many subsidiaries, and many filtration plants.  In addition, there are issues specific to certain parts of the country such as water availability and regulatory environment that challenge some water utilities more than others.  Finally, the cost of living in the geographic area in which our operations are located is lower than some of our competitors.

The base salary level of senior management will be reviewed annually to determine if the 25th percentile continues to be appropriate based on changes in our product line, the current regulatory environment, changes in water quality standards, competition for competent management and growth in our service territory, as well as other relevant factors.”

In addition to the survey of comparable companies, the Compensation Committee also considers the value of the position to the Company, the performance of the executive and the length of service in the current position and with the Company.

Cash Incentives, page 10

18.	Please discuss how your cash incentive plan incentivizes your senior managers to create value for your customers.

Please see the response to comment 16 above.

19.
We note that your cash incentives are granted only if an overall score of seventy-five (75) percent of the available performance objective points are achieved.  We also note that the Compensation Committee has discretion to adjust these awards if certain other business criteria are not met.  Further, we note your statement that “[o]n January 26, 2009, that the Compensation Committee determined that our management had achieved seventy-five (75) percent of the performance objectives for 2008, but had fallen slightly short of the set business criteria.”  Please discuss how management fell slightly short of the set business criteria.  Please clarify the difference between your strategic business criteria and performance objectives.  While you give examples of what strategic business criteria may be, please disclose the actual strategic business criteria for 2008.

The Company has authorized us to inform you of the following:

The Compensation Committee takes a two-pronged approach when determining the management incentive plan.  First, performance objectives are set for management each year, which are aligned with customer values.  These performance objectives relate to certain projects to be completed by management that increase efficiency, expand the Company, update old facilities and/or improve customer service.  There may be 10-12 of these performance objectives depending on specific circumstances relating to the Company in a given year.  The second prong is setting one or more business criteria or other overall measures of company performance, including but not limited to, return on equity, earnings per share, affordability of rates and/or meeting specified water quality standards.  This portion of the incentive plan highlights one or more overall company goals which must also be met before any incentives are paid.  For example, if the Company’s earnings per share fell by 25% in a given year, the Compensation Committee would not necessarily wish to provide cash incentives, even though the management performance objectives were met, because they were met at the expense of overall company performance.

The Company fell slightly short of the set business criteria for 2008, which was an earnings per share goal.  Since the Company did not achieve the earnings per share goal, the Compensation Committee reduced the incentive payout by the percentage of the shortfall, which in this case was 2%.  The Company did not achieve the earnings per share goal due to reduced water consumption and increased expenses.

The Company proposes to clarify the incentive language regarding performance objectives and strategic business criteria in its 2009 Proxy Statement as set forth on Exhibit C.

20.
We note that the Compensation Committee determined that the amount of the target cash incentive award would be 5% for 2008.  Please discuss the factors that the Compensation Committee considered in deciding to set the target cash incentive award at 5% for 2008.

The Company has authorized us to inform you that its Compensation Committee selected 5% as the target cash incentive award for 2008, and for all of the previous years since the plan’s inception in 2005, after considering various factors.  One such factor was the range of other benefits already provided by the Company.  Another factor was the comparison of the Company’s total salary and benefit package to the compensation packages paid by other comparable companies.  A third factor was the level of motivation needed to achieve the established goals of the Company.  Finally, the Compensation Committee considered how the plan would be perceived by the regulators, customers and shareholders.  All of these factors together contributed to the Compensation Committee’s decision to keep the target incentive relatively low as compared to comparable companies.

2008 Grants of Plan Based Awards Table, page 15

21.
We note that your named executive officers had the opportunity to earn 5% of their base salary under your 2008 cash incentive program if they met certain performance criteria.  We also note that the Compensation Committee adjusted the payout to be 98% of the target award of 5%.  We note that in your Grants of Plan Based Awards Table that you report the adjusted payment figure under the Estimated Future Payouts under Non-Equity Incentive Plan Awards Target column rather than the five percent target.  Please revise this table to disclose the target award of 5% or advise why you are not required to do so.  Please refer to Item 402 of Regulation S-K.

The Company has authorized us to inform you that the adjusted payment figure was reported in the target column based on its interpretation of Instruction 2 to Item 402(d).  Instruction 2 provides, “If the award provides only for a single estimated payout, that amount must be reported as the target in columns (d) and (g).”  Because the Company knew the amounts to be paid out at the time the Proxy Statement was published, the actual expected payment amount was included in the target column.

The Company has revised the table as set forth on Exhibit D to include the 5% figure as the target and the staff’s comment will be reflected in future Proxy Statement filings by the Company.

2008 Pension Benefit Table, page 16

22.
We note your statement that “[t]his benefit was provided retroactively for five months rather than delaying entry by seven months.”  Please clarify what you mean by this statement and why you retroactively provided benefits to Mr. Hines instead of delaying entry by seven months.

The Company has authorized us to inform you of the following:

The Company’s Supplemental Executive Retirement Plan was designed as a defined benefit plan with retirement at the age of 65.  Under this design, the Compensation Committee determines what an individual’s benefit will be upon retirement based on the value of the individual given his or her position and responsibilities.  Once the amount is decided, a formula is used to back into the annual retirement benefit unit and the anticipated years of service before retirement.

Generally, years of credited service for the Supplemental Executive Retirement Plan begin with the first full calendar year of service as an eligible participant in the plan.  In the case of Mr. Hines, his first full calendar year of service would have been 1991.  Because Mr. Hines was hired early in 1990 (February), in a key position, the President of the Company and the Compensation Committee decided to make 1990 his first year of credited service under the plan as part of his hiring package.

Because Mr. Hines’ benefit was already set, the years of credited service technically do not play a role in his ultimate compensation.

The Company proposes to eliminate the footnote from the table in future filings.  The statement that was made, “This benefit was provided retroactively for five months rather than delaying entry by seven months” is confusing and irrelevant as the amount of Mr. Hines' benefit was previously determined as described above.

Disclosure of Related Party Transactions, page 25

23.
Please describe in greater detail your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K.  In particular, please discuss the types of transactions that are covered by such policies and procedures; the standards to be applied pursuant to such policies and procedures; and if such policies and procedures are in writing and, if not, how such policies and procedures are evidenced.

The Company has authorized us to inform you that its policies and procedures for the review, approval, or ratification of related party transactions are unwritten.  It is, however, written in the Audit Committee’s charter that the Audit Committee will review and authorize any related party transactions.  Any such process is documented in the Audit Committee meeting minutes.  Ultimately, as a general practice, it is the Company’s preference to avoid related party transactions.

The Company has authorized us to inform you that it proposes to expand its discussion of its policies and procedures relating to related party transactions as set forth below:

The Board has adopted [~~a~~]an unwritten policy setting forth procedures for the review, approval and monitoring of transactions involving the Company and any related persons (directors, nominees for directors, 5% security holders, and executive officers or their immediate family members).  Under the policy (and our Audit Committee charter), the Audit Committee is responsible for reviewing and approving all transactions involving [~~directors and executive officers or an immediate family member of a director or executive officer.~~  ]the Company in which any related person has a direct or indirect interest, regardless of amount.  The Audit Committee intends to approve only those related party transactions that are on terms no less favorable to the Company than could be obtained from independent third parties and are otherwise in, or are not inconsistent with, the best interests of the Company and its shareholders.

In furtherance of this policy, the Company’s Board of Directors has adopted a Code of Conduct applicable to all Directors, officers and employees, which generally requires the reporting to management of transactions or opportunities that constitute conflicts of interest so that they may be avoided.  Our Code of Conduct is available on our web site, on the Corporate Governance page at www.yorkwater.com.  [~~Pursuant to our Audit Committee Charter, any transaction between us and our officers and directors or holders of 5% of more of our common stock that should be avoided pursuant to these policies must be reviewed and approved by the Audit Committee~~]

*******************************************

The Company’s acknowledgement of its responsibility for its disclosures, in the form requested by the Commission, signed by Jeffrey R. Hines, President and Chief Executive Officer of the Company, accompanies this response.

Please do not hesitate to contact the undersigned at 215.963.5430 if you should have any questions or comments with regard to these responses.

Sincerely,

/s/ Brian C. Miner

Brian C. Miner

c:           Jeffrey R. Hines
Kathleen M. Miller

DB1/63562639.6

EXHIBIT A

PROPOSED REVISIONS TO ITEM 1 “BUSINESS” SECTION OF FORM 10-K

The Company is a corporation duly organized under the laws of the Commonwealth of Pennsylvania in 1816.

The business of the Company is to impound, purify to meet or exceed safe drinking water standards and distribute water.  The Company operates within its franchised territory, which covers 39 municipalities within York County, Pennsylvania and seven municipalities within Adams County, Pennsylvania.  The Company is regulated by the Pennsylvania Public Utility Commission, or PPUC, in the areas of billing, payment procedures, dispute processing, terminations, service territory, debt and equity financing and rate setting.  The Company must obtain PPUC approval before changing any practices associated with the aforementioned areas.  Water service is supplied through the Company's own distribution system.  The Company obtains its water supply from both the South Branch and East Branch of the Codorus Creek, which together have an average daily flow of 73.0 million gallons per day.  This combined watershed area is approximately 117 square miles.  The Company has two reservoirs, Lake Williams and Lake Redman, which together hold up to approximately 2.2 billion gallons of water.  The Company has a 15-mile pipeline from the Susquehanna River to Lake Redman which provides access to an additional supply of 12.0 million gallons of water per day.  As of December 31, 2008, the Company's average daily availability was 35.0 million gallons, and daily consumption was approximately 18.3 million gallons.  The Company's service territory had an estimated population of 176,000 as of December 31, 2008.  Industry within the Company's service territory is diversified, manufacturing such items as fixtures and furniture, electrical machinery, food products, paper, ordnance units, textile products, air conditioning systems, barbells and motorcycles.

The Company's business is somewhat dependent on weather conditions, particularly the amount of rainfall.  The Company has minimum customer charges in place which are intended to cover fixed costs of operations under all likely weather conditions.  The Company's business does not require large amounts of working capital and is not dependent on any single customer or a very few customers.

Competition
As a regulated utility, the Company operates within an exclusive franchised territory that is [substantially] free from direct competition with other public utilities, municipalities and other entities.  Although the Company has been granted an exclusive franchise for each of its existing community water systems, the ability of the Company to expand or acquire new service territories may be affected by currently unknown competitors obtaining franchises to surrounding water systems by application or acquisition.  These competitors may include other investor-owned utilities, nearby municipally-owned utilities and sometimes from strategic or financial purchasers seeking to enter or expand in the water industry.  The addition of new service territory and the acquisition of other utilities are generally subject to review and approval by the PPUC.

Water Quality and Environmental Regulations

Provision of water service is subject to regulation under the federal Safe Drinking Water Act, the Clean Water Act and related state laws, and under federal and state regulations issued under these laws.  The federal Safe Drinking Water Act establishes criteria and procedures for the U.S. Environmental Protection Agency to develop national quality standards.  Regulations issued under the Act, and its amendments set standards on the amount of certain contaminants allowable in drinking water.  Current requirements are not expected to have a material impact on the Company’s operations or financial condition as we currently meet or exceed standards.

The Clean Water Act regulates discharges from water treatment facilities into lakes, rivers, streams and groundwater.  The Company complies with this Act by obtaining and maintaining all required permits and approvals for discharges from our water facilities and by satisfying all conditions and regulatory requirements associated with the permits.

Under the requirements of the Pennsylvania Safe Drinking Water Act, or SDWA, the Pennsylvania Department of Environmental Protection, or DEP, monitors the quality of the finished water we supply to our customers. DEP requires the Company to submit weekly reports showing the results of daily bacteriological and other chemical and physical analyses. As part of this requirement, the Company conducts over 77,000 laboratory tests annually. Management believes that the Company complies with the standards established by the agency under the SDWA. DEP also assists the Company by preventing and eliminating pollution by regulating discharges into the Company’s watershed area.

DEP and the Susquehanna River Basin Commission regulate the amount of water withdrawn from streams in the watershed to assure that sufficient quantities are available to meet the Company’s needs and the needs of other regulated users. Through its Division of Dam Safety, DEP regulates the operation and maintenance of the Company’s impounding dams. The Company routinely inspects its dams and prepares annual reports of their condition as required by DEP regulations. DEP reviews these reports and inspects the Company’s dams annually. DEP most recently inspected the Company’s dams in April 2009 and noted no violations.

Since 1980, DEP has required any new dam to have a spillway that is capable of passing the design flood without overtopping the dam. The design flood is either the Probable Maximum Flood, or PMF, or some fraction of it, depending on the size and location of the dam. PMF is very conservative and is calculated using the most severe combination of meteorological and hydrologic conditions reasonably possible in the watershed area of a dam.

The Company engaged a professional engineer to analyze the spillway capacities at the Lake Williams and Lake Redman dams and validate DEP’s recommended design flood for the dams.  Management presented the results of the study to DEP in December 2004, and DEP then requested that the Company submit a proposed schedule for the actions to address the spillway capacities.  Thereafter, the Company retained an engineering firm to prepare preliminary designs for increasing the spillway capacities to pass the PMF through armoring the dams with roller compacted concrete.  Management met with DEP in September 2006 to review the preliminary design and discuss scheduling, permitting, and construction requirements.  The Company is currently completing the final design and permitting process and expects to begin armoring one of the dams between 2010 and 2012.  A year or two following the first dam armoring, management plans to armor the second dam.  The cost to armor each dam is expected to be approximately $5.5 million.

Capital expenditures and operating costs required as a result of water quality standards and environmental requirements have been traditionally recognized by state public utility commissions as appropriate for inclusion in establishing rates. We believe that the capital expenditures required as a result of water quality standards and environmental requirements have been budgeted in our capital program and represent less than 10% of our expected total capital expenditures over the next 5 years.

Growth
During the five year period ended December 31, 2008, the Company maintained an increasing growth in number of customers and distribution facilities. The Company presently has 110 full time employees.

The following table sets forth certain of our summary statistical information.

(In thousands of dollars)	For the Years Ended December 31,
	2008	2007	2006	2005	2004
Revenues
Residential	$20,572	$19,722	$17,972	$16,737	$13,789
Commercial and industrial	9,671	9,290	8,497	8,009	6,893
Other	2,595	2,421	2,189	2,059	1,822
Total	$32,838	$31,433	$28,658	$26,805	$22,504
Average daily consumption (gallons per day)	18,298,000	19,058,000	18,769,000	18,657,000	18,116,000
Miles of mains at year-end	884	845	817	786	752
Additional distribution mains installed/acquired (ft.)	206,140	147,803	159,330	212,702	114,658
Number of customers at year-end	61,527	58,890	57,578	55,731	53,134
Population served at year-end	176,000	171,000	166,000	161,000	158,000

Please refer to the “Highlights of Our 193rd Year” section of our 2008 Annual Report to Shareholders filed herewith as Exhibit 13 for summary financial information for the last five years.

For further information, please see the Shareholder Information section of our 2008 Annual Report to Shareholders filed herewith as Exhibit 13.

DB1/63582076.2
DB1/63562639.6

EXHIBIT B

PROPOSED REVISIONS TO “MANAGEMENT’S DISCUSSION
AND ANALYSIS OF FINANCIAL RESULTS” SECTION OF
ANNUAL REPORT TO SHAREHOLDERS

Overview

The Company is the oldest investor-owned water utility in the United States and is duly organized under the laws of the Commonwealth of Pennsylvania.  The Company has operated continuously since 1816.  The business of the Company is to impound, purify to meet or exceed safe drinking water standards and distribute water.  The Company operates within its franchised territory, which covers 39 municipalities within York County, Pennsylvania and seven municipalities within Adams County, Pennsylvania.  The Company is regulated by the Pennsylvania Public Utility Commission, or PPUC, in the areas of billing, payment procedures, dispute processing, terminations, service territory, debt and equity financing and rate setting.  The Company must obtain PPUC approval before changing any practices associated with the aforementioned areas.  Water service is supplied through the Company's own distribution system.  The Company obtains its water supply from both the South Branch and East Branch of the Codorus Creek, which together have an average daily flow of 73.0 million gallons per day.  This combined watershed area is approximately 117 square miles.  The Company has two reservoirs, Lake Williams and Lake Redman, which together hold up to approximately 2.2 billion gallons of water.  The Company has a 15-mile pipeline from the Susquehanna River to Lake Redman which provides access to an additional supply of 12.0 million gallons of untreated water per day.  As of December 31, 2008, the Company's average daily availability was 35.0 million gallons, and daily consumption was approximately 18.3 million gallons.  The Company's service territory had an estimated population of 176,000 as of December 31, 2008.  Industry within the Company’s service territory is diversified, manufacturing such items as fixtures and furniture, electrical machinery, food products, paper, ordnance units, textile products, air conditioning systems, barbells and motorcycles.

The Company's business is somewhat dependent on weather conditions, particularly the amount of rainfall.  [~~The Company has~~]Revenues are particularly vulnerable to weather conditions in the summer months.  Prolonged periods of hot and dry weather generally cause increased water usage for watering lawns, washing cars, and keeping golf courses and sports fields irrigated.  Conversely, prolonged periods of dry weather could lead to drought restrictions from governmental authorities.  Despite the Company’s adequate water supply, customers may be required to cut back water usage under such drought restrictions which would negatively impact our revenues.  The Company has addressed some of this vulnerability by instituting minimum customer charges[ ~~in place~~] which are intended to cover fixed costs of operations under all likely weather conditions[~~; however,~~].  In 2008, increased rainfall and a sluggish economy have combined to reduce per capita consumption by commercial, industrial and residential customers by approximately 4.1% as of December 31, 2008 compared to December 31, 2007.  If this downward trend continues, the Company’s revenues would be diminished in the short term, making timely and adequate rate filings even more important.

The Company’s business does not require large amounts of working capital and is not dependent on any single customer or a very few customers.  In 2008, operating revenue was derived from the following sources and in the following percentages: residential, 63%; commercial and industrial, 29%; and other, 8%, which is primarily from the provision for fire service.  Increases in revenues are generally dependent on the Company’s ability to obtain rate increases from regulatory authorities in a timely manner and in adequate amounts and to increase volumes of water sold through increased consumption and increases in the number of customers served.  The Company continuously looks for acquisition and expansion opportunities both within and outside its current service territory.  The Company also looks for additional opportunities to enter into bulk water contracts with municipalities and other entities to supply water.

During the five-year period ended December 31, 2008, the Company has maintained an increasing growth in number of customers and distribution facilities as demonstrated by the following chart:

	2008	2007	2006	2005	2004
Average daily consumption (gallons per day)	18,298,000	19,058,000	18,769,000	18,657,000	18,116,000
Miles of mains at year-end	884	845	817	786	752
Additional distribution mains installed/acquired (ft.)	206,140	147,803	159,330	212,702	114,658
Number of customers at year-end	61,527	58,890	57,578	55,731	53,134
Population served at year-end	176,000	171,000	166,000	161,000	158,000

Performance Measures

Company management uses financial measures including operating revenues, net income, earnings per share and return on equity to evaluate its financial performance.  Additional statistical measures including number of customers, customer complaint rate, annual customer rates and the efficiency ratio are used to evaluate performance quality.  These measures are calculated on a regular basis and compared with historical information, budget and the other publicly-traded water companies.

The efficiency ratio, which is calculated as net income divided by revenues, is used by management to evaluate its ability to keep expenses in line.  Over the five previous years, our ratio averaged 21.7%.  In 2008, the ratio fell to 19.6%.  One of the reasons for the decline was reduced per capita water usage by our customers which caused revenues to decline, but not expenses.  Another reason for the decline in our efficiency ratio was increased expenses, some of which had not yet been included in rates charged to customers.  Our supplemental retirement expenses were substantially higher in 2008 due to some changes made to comply with new regulations.  These expenses are not and can not be included in rates charged to customers.  Effective October 9, 2008, the PPUC authorized an increase in rates which will allow some of the increased expenses such as labor and power to be recovered.  Management continues to look for ways to decrease expenses and increase efficiency as well as to file for rate increases promptly when needed.

Results of Operations

2008 Compared with 2007

Net income for 2008 was $6,431, an increase of $17, or 0.3%, from net income of $6,414 for 2007.  The primary contributing factors to the increase in net income were higher water operating revenues partially offset by increased operating and supplemental retirement expenses.

Water operating revenues for the year increased $1,405, or 4.5%, from $31,433 for 2007 to $32,838 for 2008.  The primary reasons for the increase in revenues were a rate increase effective October 9, 2008, an increased distribution surcharge through the first three quarters and growth in the customer base.  The average number of customers served in 2008 increased as compared to 2007 by 993 customers, from 58,490 to 59,483 customers due to growth in the Company’s service territory.  The total number of customers added during the year was approximately 2,600 with approximately 250 of those customers added in November due to the Asbury Pointe acquisition and approximately 1,800 customers added in December due to the West Manheim acquisition.  Despite this increase in customers, the total per capita volume of water sold in 2008 decreased compared to 2007 by approximately 4.1%.  Reduced consumption is attributed to a sluggish economy and increased rainfall.  The Company expects revenues to continue to increase as a result of the new customers acquired at the end of 2008, and the full year’s impact of the rate increase granted in October 2008.  Drought warnings or restrictions as well as regulatory actions could impact results.

Operating expenses for the year increased $825, or 4.8%, from $17,269 for 2007 to $18,094 for 2008.  Higher depreciation expense of approximately $395 due to increased plant investment, increased health insurance costs of approximately $136, higher banking fees of approximately $103 related to lockbox processing and credit enhancement, increased pension expense of approximately $96 and higher salaries of approximately $87 due to wage increases were the principal reasons for the increase.  Higher power costs, legal fees, realty taxes, transportation costs, director fees and other expenses aggregating approximately $353 also added to the increase.  The increase in expenses was partially offset by lower software support expenses of approximately $209, reduced chemical expenses of approximately $89 and lower shareholder costs of approximately $47.  Depreciation expenses are expected to continue to rise due to the level of plant investment in 2008.  Pension expenses are expected to increase by approximately $300, and other operating expenses are expected to increase at a moderate rate as costs to serve additional customers and to extend our distribution system continue to rise.

Interest expense on long-term debt for 2008 increased $450, or 11.0%, from $4,095 for 2007 to $4,545 for 2008.  The primary reasons for the increase were an increase in the amount of long-term debt outstanding and increased borrowings under the Company’s committed line of credit to fund operations and construction.  The increased long-term debt outstanding is due to new debt issued on October 15, 2008 in the aggregate principal amount of $15,000.  Borrowings under our committed line of credit averaged $10,130 in 2008 and $3,105 in 2007.

Interest expense on short-term debt for 2008 was $165 higher than 2007 due to an increase in short-term borrowings partially offset by a reduction in rates.  The average short-term debt outstanding was $5,997 for 2008 and $793 for 2007.  The average interest rate on short-term debt was 3.61% for 2008 compared to 5.96% for 2007.

Allowance for funds used during construction increased $419, from $228 in 2007 to $647 in 2008, due to an increased volume of construction expenditures.  Eligible 2008 construction expenditures included an investment in a large water treatment replacement and expansion project and a main extension to West Manheim Township.  The 2009 allowance is expected to be lower than 2008 due to a planned lower volume of eligible construction.

Other expenses, net for 2008 increased by $431 as compared to 2007 due primarily to higher supplemental retirement expenses of approximately $479.  The additional expense resulted from changes to the plans to make them compliant with Internal Revenue Code Section 409A offset by a reduction in the discount rate used in recording the present value of the benefits.  The increase in expenses was also partially offset by higher interest income in 2008 of approximately $53 on water district notes receivable.  Interest income on water district notes receivable in the first nine months of 2007 included a negative adjustment (expense) due to the recalculation of a note.  Decreased charitable contributions of approximately $25 also reduced other expenses.

Federal and state income taxes for 2008 decreased by $64, or 1.7%, compared to 2007 primarily due to a decrease in taxable income.  The Company’s effective tax rate was 36.1% in 2008 and 36.5% in 2007.

2007 Compared with 2006

Net income for 2007 was $6,414, an increase of $323, or 5.3%, from net income of $6,091 for 2006.  On a per share basis, earnings were down by $0.01 for the year reflecting the increase in net income offset by a 7.2% increase in the average number of common shares outstanding.  The increase in the number of shares outstanding was primarily a result of the 739,750 additional shares issued by the Company in a public offering in December 2006.  The primary contributing factors to the increase in net income were higher water operating revenues partially offset by increased operating expenses.

Water operating revenues for the year increased $2,775, or 9.7%, from $28,658 for 2006 to $31,433 for 2007.  The primary reason for the increase in revenues was a 9.2% rate increase effective September 15, 2006.  The average number of customers served in 2007 increased as compared to 2006 by 1,793 customers, from 56,697 to 58,490 customers, due to growth in the Company’s service territory and the Abbottstown Borough water system acquisition on January 5, 2007.  Despite this increase in customers, the total per capita volume of water sold in 2007 decreased compared to 2006 by approximately 1.2% due to reduced consumption in our service territory.  The Company’s service territory was on drought watch, which calls for a voluntary reduction in water use of 5%, during the months of August and October through December 2007.  This had a small negative impact on revenues.

Operating expenses for the year increased $1,515, or 9.6%, from $15,754 for 2006 to $17,269 for 2007.  Higher depreciation expense of approximately $705 due to increased plant investment, higher salaries of approximately $647 due to increased rates and additional employees and increased pension expense of approximately $248 were the principal reasons for the increase.  Higher electric costs, increased maintenance at the filter plant and higher chemical expense aggregating approximately $260 also added to the increase.  The increase was partially offset by lower internal control compliance costs, reduced realty and capital stock taxes and increased capitalized overhead aggregating approximately $468.

Interest expense on long-term debt increased $545, or 15.4%, from $3,550 for 2006 to $4,095 for 2007, due primarily to an increase in the average amount of long-term debt outstanding.  The Company issued tax-exempt debt through the York County Industrial Development Authority, or YCIDA, in the amount of $10,500 in October 2006. The proceeds of the bond issuance were used to pay down a portion of the Company’s short-term borrowings.  Increased borrowings under the Company’s committed line of credit to fund operations and construction added to the increase.

Interest expense on short-term debt for 2007 was $566 lower than 2006 due to a decrease in short-term borrowings used to fund operations and construction expenditures.  The average short-term debt outstanding in 2007 and 2006 was $793 and $10,453, respectively.

Allowance for funds used during construction decreased $210, from $438 for 2006 to $228 for 2007, due to a decrease in construction expenditures that were eligible for interest.  Construction in 2006 included expenditures for large projects such as the main extension to Abbottstown and the enterprise software system.

Other expenses, net increased by $252 in 2007 as compared to 2006 primarily due to reduced interest income on water district notes receivable because of a reduction in the note balance.  Increased charitable contributions, many eligible for tax credits, added to the increase.

Federal and state income taxes increased by $496, or 15.5%, primarily due to higher taxable income.  The Company’s effective tax rate was 36.5% in 2007 and 34.4% in 2006.

Rate Developments

From time to time the Company files applications for rate increases with the PPUC and is granted rate relief as a result of such requests.  The most recent rate request was filed by the Company on May 16, 2008, and sought an increase of $7,086, which would have represented a 19.6% increase in rates.  Effective October 9, 2008, the PPUC authorized an increase in rates designed to produce approximately $5,950 in additional annual revenues.  The Company does not expect to file a base rate increase request in 2009.

Acquisitions

On January 5, 2007, the Company closed the acquisition of the water system of Abbottstown Borough which served approximately 400 customers in Adams County, Pennsylvania.  The purchase price of approximately $900 was less than the depreciated original cost of these assets.  The Company has recorded a negative acquisition adjustment of approximately $131 and is amortizing this credit over the remaining life of the acquired assets.  The purchase was funded through internally-generated funds and short-term borrowings.  The Company began serving the customers of Abbottstown Borough in January 2007.

On May 16, 2007, the Company announced that it had entered into an agreement to acquire the water system of West Manheim Township in York County, Pennsylvania.  This acquisition resulted in the addition of 1,800 customers at a purchase price of approximately $2,075.  The Company began serving the customers of West Manheim Township in December 2008 through an interconnection with its current distribution system.  Closing on this acquisition took place in January 2009.

On November 24, 2008 the Company completed the acquisition of the water facilities of Asbury Pointe Water Company in York County, Pennsylvania.  The Company acquired and is using Asbury Pointe’s distribution system through an interconnection with its current distribution system.  This acquisition resulted in the addition of approximately 250 customers at a purchase price of approximately $242, which is less than the depreciated original cost of the assets.  The Company recorded a negative acquisition adjustment of approximately $207 and will amortize it over the remaining life of the underlying assets.

[~~Liquidity and~~ ]Capital [~~Resources~~]Expenditures

During 2008, the Company invested $24,438 in construction expenditures for routine items as well as a new emergency diesel generator for the main pumping station, additional booster stations, various replacements of aging infrastructure, distribution center renovations, a standpipe and main extension for expansion into West Manheim Township and a water treatment replacement and expansion project.  In addition to construction projects, we invested approximately $259 for the acquisition of the Asbury Pointe water system.  The Company was able to fund operating activities and construction expenditures using internally-generated funds, borrowings against the Company’s lines of credit, proceeds from a long-term debt issue, proceeds from the issuance of common stock under its dividend reinvestment and direct stock purchase and sale plan and employee stock purchase plan, or ESPP, customer advances and the distribution surcharge (DSIC) allowed by the PPUC.  The distribution surcharge allows the Company to add a charge to customers’ bills for qualified replacement costs of certain infrastructure without submitting a rate filing.

The Company anticipates construction and acquisition expenditures for 2009 and 2010 of approximately $19,594 and $24,345, respectively.  In addition to routine transmission and distribution projects, a portion of the anticipated 2009 and 2010 expenditures will be for additional standpipes, further upgrades to water treatment facilities, reinforcement of one of our dams, the West Manheim acquisition and various replacements of aging infrastructure.  We intend to use internally-generated funds for at least half of our anticipated 2009 and 2010 construction and fund the remainder through line of credit borrowings, [~~customer advances and contributions,~~ ]proceeds from stock issuances through internal plans or public offerings, [~~the DSIC and~~ ]possible long-term debt offerings, the DSIC and customer advances and contributions (see Note 1). Customer advances and contributions generally account for approximately 5% to 10% of funding requirements.  The condition of the stock market and the availability of credit will play a major role in how funds will be raised in 2009.  If we are unable to raise funds in the stock market, we may postpone some of our capital expenditures until the markets are more favorable.

Liquidity and Capital Resources

Cash
Although the Company is able to generate funds internally through customer bill payments, we have not historically maintained cash on the balance sheet.  The Company manages its cash through a cash management account that is directly connected to a line of credit.  Excess cash generated automatically pays down outstanding borrowings under the line of credit arrangement.  If there are no outstanding borrowings, the cash is automatically invested in an interest-bearing account overnight.  Likewise, if additional funds are needed, besides what is generated internally, for payroll, to pay suppliers, or to pay debt service, funds are automatically borrowed under the line of credit.  The cash management facility has historically provided the necessary liquidity and funding for our operations and we expect that to continue to be the case for the foreseeable future.

Internally-generated Funds
The amount of internally-generated funds available for operations and construction depends on our ability to obtain timely and adequate rate relief, our customers’ water usage, weather conditions, customer growth and controlled expenses.  In 2008, we generated $11,527 internally as compared to $10,040 in 2007 and $7,116 in 2006.  A successful rate increase request, the addition of approximately 2,600 customers and increased depreciation and deferred income taxes which are non-cash expenses helped to increase cash flow from operating activities during 2008.  In addition to internally-generated funds, we used our bank lines of credit to help fund operations and construction.

Credit Lines
Historically, the Company has borrowed $15.0 to $20.0 million under its lines of credit before refinancing with long-term debt or equity capital.  As of December 31, 2008, the Company maintained unsecured lines of credit aggregating $24,500 with two banks.  In January 2009, we increased our unsecured lines of credit to $28,000 with the same two banks.  One line of credit includes a $4,000 portion which is payable upon demand and carries an interest rate of 4.00% or LIBOR plus 0.70%, whichever is greater, and a $13,000 committed portion with a revolving 2-year maturity (currently May 2010) which carries an interest rate of LIBOR plus 0.70%.  The Company had $9,098 in outstanding borrowings under the committed portion and no on-demand borrowings under this line of credit as of December 31, 2008.  The second line of credit, in the amount of $11,000, is a committed line of credit which matures in May 2010 and carries an interest rate of LIBOR plus 1.50%.  This line of credit also has a compensating balance requirement of $500.  The Company had $6,000 in outstanding borrowings under this line of credit as of December 31, 2008.  The weighted average interest rate on line of credit borrowings as of December 31, 2008 was 2.32% compared to 5.62% as of December 31, 2007.

The credit and liquidity crisis which began in 2008 has caused substantial volatility and uncertainty in the capital markets and in the banking industry resulting in increased borrowing costs and reduced credit availability.  While actual interest rates are currently low, one of our banks has recently increased the interest rate on our line of credit from LIBOR plus 70 basis points to LIBOR plus 150 basis points.  We expect the interest rate on the other line of credit to increase in 2009.  Although we have taken steps to manage the risk of reduced credit availability such as maintaining primarily committed lines of credit that cannot be called on demand, and obtaining a 2-year revolving maturity, there is no guarantee that we will be able to obtain sufficient lines of credit with favorable terms in the future.  In addition, if the Company is unable to refinance its line of credit borrowings with long-term debt or equity, we may have to eliminate or postpone capital expenditures.

Long-term Debt

On May 7, 2008, the Pennsylvania Economic Development Financing Authority (PEDFA) issued $12,000 aggregate principal amount of PEDFA Exempt Facilities Revenue Refunding Bonds, Series A of 2008 (York Water Company Project) (the “Series A Bonds”) for our benefit pursuant to the terms of a trust indenture, dated as of May 1, 2008, between the PEDFA and Manufacturers and Traders Trust Company, as trustee.  The PEDFA then loaned the proceeds of the offering of the Series A Bonds to us pursuant to a loan agreement, dated as of May 1, 2008, between us and the PEDFA.  The loan agreement provides for a $12,000 loan with a maturity date of October 1, 2029.  Amounts outstanding under the loan agreement are our direct general obligations.  The proceeds of the loan were used to redeem the PEDFA Exempt Facilities Revenue Bonds, Series B of 2004 (the “2004 Series B Bonds”).

Borrowings under the loan agreement bear interest at a variable rate as determined by PNC Capital Markets, as remarketing agent, on a periodic basis elected by us.  We have currently elected that the interest rate be determined on a weekly basis.  The remarketing agent determines the interest rate based on then current market conditions in order to determine the lowest interest rate which would cause the Series A Bonds to have a market value equal to the principal amount thereof plus accrued interest thereon.  The variable interest rate under the loan agreement averaged 2.22% in 2008.  As of December 31, 2008, the interest rate was 1.28%.

The holders of the $12,000 variable rate PEDFA Series A Bonds may tender their bonds at any time.  When the bonds are tendered, they are subject to an annual remarketing agreement, pursuant to which a remarketing agent attempts to remarket the tendered bonds pursuant to the terms of the Indenture.  In order to keep variable interest rates down and to enhance the marketability of the Series A Bonds, the Company entered into a Reimbursement, Credit and Security Agreement with PNC Bank, National Association (“the bank”) dated as of May 1, 2008.  This agreement provides for a three-year direct pay letter of credit issued by the bank to the trustee for the Series A Bonds.  The bank is responsible for providing the trustee with funds for the timely payment of the principal and interest on the Series A Bonds and for the purchase price of the Series A Bonds that have been tendered or deemed tendered for purchase and have not been remarketed.  The Company’s responsibility is to reimburse the bank the same day as regular interest payments are made, and within fourteen months for the purchase price of tendered bonds that have not been remarketed.  The reimbursement period for the principal is immediate at maturity, upon default by the Company, or if the Bank does not renew the Letter of Credit.  The Letter of Credit is a three-year agreement with a one-year extension evaluated annually.

In connection with the issuance of the PEDFA 2004 Series B Bonds, the Company entered into an interest rate swap agreement with a counterparty, in the notional principal amount of $12,000.  Interest rate swap agreements derive their value from underlying interest rates.  These transactions involve both credit and market risk.  The notional amounts are amounts on which calculations, payments and the value of the derivative are based.  Notional amounts do not represent direct credit exposure.  Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any.  Such difference, which represents the fair value of the swap, is reflected on the Company’s balance sheet.  See Note 10 for additional information regarding the fair value of the swap.

Our interest rate swap agreement provides that we pay the counterparty a fixed interest rate of 3.16% on the notional amount of $12,000. In exchange, the counterparty pays us a floating interest rate (based on 59% of the U.S. Dollar one-month LIBOR rate) on the notional amount.  The floating interest rate paid to us is intended, over the term of the swap, to approximate the variable interest rate on the loan agreement and the interest rate paid to bondholders, thereby managing our exposure to fluctuations in prevailing interest rates.  We elected to retain the swap agreement for the PEDFA Series A Bonds of 2008. The swap agreement expires on October 1, 2029.

As discussed in Note 1 to the accompanying financial statements, the Company had recorded the interest rate swap as a cash flow hedge in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”  As of October 1, 2008, Company management determined that it was probable that the unrealized gain or loss value of the swap would be recovered in rates as the gains or losses are realized in interest expense.  As a result, the Company began to use regulatory accounting rather than hedge accounting.

The Company is exposed to credit-related losses in the event of nonperformance by the counterparty.  The Company controls the credit risk of its financial contracts through credit approvals, limits and monitoring procedures, and does not expect the counterparty to default on its obligations.

On October 15, 2008, the PEDFA issued $15,000 aggregate principal amount of PEDFA Exempt Facilities Revenue Refunding Bonds, Series B of 2008 (The York Water Company Project) (the “2008 Series B Bonds”) for our benefit pursuant to the terms of a trust indenture, dated as of October 1, 2008, between the PEDFA and Manufacturers and Traders Trust Company, as trustee.  The PEDFA then loaned the proceeds of the offering of the 2008 Series B Bonds to us pursuant to a loan agreement, dated as of October 1, 2008, between the Company and the PEDFA.  The loan agreement provides for a $15,000 loan bearing interest at a rate of 6.00% with a maturity date of November 1, 2038.  Amounts outstanding under the loan agreement are the Company’s direct general obligations.  The proceeds of the loan, net of issuance costs, were used to pay down a portion of the Company’s short-term borrowings and committed line of credit borrowings incurred for capital improvements, replacements and equipment for the Company’s water system.  The 2008 Series B Bonds are subject to redemption at the direction of the Company, in whole or in part at any time on or after November 1, 2013.  In addition, other special redemption requirements may apply as defined in the loan agreement.

Our loan agreements contain various covenants and restrictions.  We believe we are currently in compliance with all of these restrictions.  See Note 4 to the Company’s financial statements included herein for additional information regarding these restrictions.

The 3.6% Industrial Development Authority Revenue Refunding Bonds, Series 1994, have a mandatory tender date of May 15, 2009.  The Company currently plans to meet its $2,700 obligation using funds available under its lines of credit or a potential equity transaction.

The Company’s debt (long-term debt plus current maturities) to total capitalization ratio was 55.3% as of December 31, 2008.  While our debt load has trended upward over the years, we have historically matched increasing debt with increasing equity so that our debt to total capitalization ratio was nearly fifty percent.  This capital structure has historically been acceptable to the Pennsylvania Public Utility Commission (PPUC) in that prudent debt costs and a fair return have been granted by the PPUC in rate filings.  The economic downturn during the latter part of 2008 has delayed the matching increase in equity, resulting in a higher debt ratio and increased borrowings under our lines of credit.  The Company anticipates that this situation will be temporary, and plans to reduce the percentage of debt in its capital structure in 2009 or 2010 as market conditions improve.  If market conditions do not improve in the near term, we may reduce our planned capital expenditures and maintain a higher ratio of debt in the short-term.  Ultimately, the Company plans to return to historical levels of debt to total capitalization of nearly fifty percent.

Common Stock
In June 2008, the Company modified its Dividend Reinvestment Plan to include direct stock purchase and sale options.  These options are subject to certain restrictions and are available to both current shareholders and the general public.  Purchases are made weekly at 100% of the stock’s fair market value, as defined in the Prospectus contained in Amendment No. 1 to Securities and Exchange Commission Form S-3, filed by the Company on June 26, 2008.  As of December 31, 2008, $295 in equity proceeds had been realized.

Common stockholders’ equity as a percent of the total capitalization, defined as total common stockholders’ equity plus long-term debt (including current maturities), was 44.7% as of December 31, 2008, compared with 48.8% as of December 31, 2007.  It is the Company’s intent to maintain a ratio near fifty percent.  Economic conditions in 2008 caused us to modify our plans.  We had anticipated a stock offering at the end of 2008, but decided not to proceed at that time due to a reduced stock price, the potential inability to raise the needed funds and the prospect of further dilution to our stock value.  As a result of these circumstances, we increased our line of credit borrowing capacity and are closely monitoring our capital and operating expenditures.  We will re-evaluate the possibility of an equity offering in 2009.  If we are still unable to raise equity, we will likely postpone some of our capital expenditures.

Credit Rating
In September of 2008, Standard and Poor’s affirmed our credit rating at A-, with a stable outlook.  Our ability to maintain this rating depends, among other things, on adequate and timely rate relief, which we have been successful in obtaining, and our ability to fund capital expenditures in a balanced manner using both debt and equity.  In 2009, our objectives will be to maximize our funds provided by operations and increase the equity component of total capitalization.

Dividends

During 2008, the Company's dividend payout ratios relative to net income and cash provided by operating activities were 85.9% and 47.4%, respectively.  During the fourth quarter of 2008, the Board of Directors increased the dividend by 4.1% from 12.1 cents per share to 12.6 cents per share per quarter.  This was the twelfth consecutive annual dividend increase and the 193rd consecutive year of paying dividends.

The Company’s Board of Directors declared a dividend in the amount of $0.126 per share at its January 2009 meeting.  The dividend is payable on April 15, 2009 to shareholders of record as of February 27, 2009.  While the Company expects to maintain this dividend amount in 2009, future dividends will be dependent upon the Company’s earnings, financial condition, capital demands and other factors and will be determined by the Company’s Board of Directors.  See Note 4 to the Company’s financial statements included herein for restrictions on dividend payments.

Inflation

The Company is affected by inflation, most notably by the continually increasing costs incurred to maintain and expand its service capacity.  The cumulative effect of inflation results in significantly higher facility replacement costs which must be recovered from future cash flows.  The ability of the Company to recover this increased investment in facilities is dependent upon future rate increases, which are subject to approval by the PPUC.  The Company can provide no assurances that its rate increases will be approved by the PPUC; and, if approved, the Company cannot guarantee that these rate increases will be granted in a timely or sufficient manner to cover the investments and expenses for which the rate increase was sought.

Contractual Obligations

The following summarizes the Company’s contractual obligations by period as of December 31, 2008:

	Payments due by period
	Total	2009	2010	2011	2012	2013	Thereafter
Long-term debt obligations (a)	$86,353	$2,741	$25,439	$41	$42	$42	$58,048

Interest on long-term debt (b)	70,996	4,319	4,188	4,121	4,120	4,120	50,128

Short-term borrowings (c)	6,000	6,000

Purchase obligations (d)	5,632	5,632

Defined benefit obligations (e)	1,218	1,218	-	-	-	-	-

Deferred employee benefits (f)	4,485	258	228	223	217	189	3,370

Other deferred credits (g)	3,784	313	224	198	260	184	2,605
Total	$178,468	$20,481	$30,079	$4,583	$4,639	$4,535	$114,151

(a)
Represents debt maturities including current maturities.  Included in the table is a payment of $12,000 in 2010 on the variable rate bonds which would only be due if the bonds were unable to be remarketed.  There is currently no indication of this happening.

(b)
Excludes interest on the $12,000 variable rate debt as these payments cannot be reasonably estimated.  Also excludes interest on the committed line of credit due to the variability of both the outstanding amount and the interest rate.

(c)	Represents obligations under the Company’s short-term line of credit.
(d)	Represents an approximation of open purchase orders at period end and obligations under contracts relating to the West Manheim Township water asset acquisition and the construction of a new standpipe.
(e)	Represents contributions expected to be made to qualified defined benefit plans. The amount of required contributions in 2010 and thereafter is not currently determinable.
(f)	Represents the obligations under the Company’s Supplemental Retirement and Deferred Compensation Plans for executives.
(g)	Represents the estimated settlement payments to be made under the Company’s interest rate swap contract.

In addition to these obligations, the Company makes refunds on Customers’ Advances for Construction over a specific period of time based on operating revenues related to developer-installed water mains or as new customers are connected to and take service from such mains.  The refund amounts are not included in the above table because the timing cannot be accurately estimated.  Portions of these refund amounts are payable annually through 2019 and amounts not paid by the contract expiration dates become non-refundable and are transferred to Contributions in Aid of Construction.

See Note 9 to the Company’s financial statements included herein for a discussion of our commitments.

Critical Accounting Estimates

The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements.  Our accounting policies require us to make subjective judgments because of the need to make estimates of matters that are inherently uncertain.  Our most critical accounting estimates include: regulatory assets and liabilities, revenue recognition and accounting for our pension plans.

Regulatory Assets and Liabilities
SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation,” defines generally accepted accounting principles for companies whose rates are established by or are subject to approval by an independent third-party regulator.  In accordance with SFAS No. 71, the Company defers costs and credits on its balance sheet as regulatory assets and liabilities when it is probable that these costs and credits will be recognized in the rate-making process in a period different from when the costs and credits were incurred.  These deferred amounts are then recognized in the statement of income in the period in which they are reflected in customer rates.  If the Company later finds that these assets and liabilities cannot be included in rate-making, they are adjusted appropriately.  See Note 1 for additional details regarding regulatory assets and liabilities.

Revenue Recognition
Revenues include amounts billed to metered customers on a cycle basis and unbilled amounts based on both actual and estimated usage from the latest meter reading to the end of the accounting period.  Estimates are based on average daily usage for those particular customers.  The unbilled revenue amount is recorded as a current asset on the balance sheet.  Actual results could differ from these estimates and would result in operating revenues being adjusted in the period in which the actual usage is known.  Based on historical experience, the Company believes its estimate of unbilled revenues is reasonable.

Pension Accounting
Accounting for defined benefit pension plans requires estimates of future compensation increases, mortality, the discount rate, and expected return on plan assets as well as other variables.  These variables are reviewed annually with the Company’s pension actuary.  The Company selected its December 31, 2008 and 2007 discount rates based on the Citigroup Pension Liability Index.  This index uses the Citigroup spot rates for durations out to 30 years and matches them to expected disbursements from the plan over the long term.  The Company believes this index most appropriately matches its pension obligations.  The present values of the Company’s future pension obligations were determined using a discount rate of 6.0% at December 31, 2008 and 6.5% at December 31, 2007.

Choosing a lower discount rate normally increases the amount of pension expense and the corresponding liability.  In the case of the Company, a 25 basis point reduction in the discount rate would increase its liability by $47, but would not have an impact on its pension expense.  The PPUC, in a previous rate settlement, agreed to grant recovery of the Company’s contribution to the pension plans in customer rates.  As a result, under SFAS No. 71, expense in excess of the Company’s pension plan contribution is deferred as a regulatory asset and will be expensed as contributions are made to the plans and the contributions are recovered in customer rates.  Therefore, changes in the discount rate affect regulatory assets rather than pension expense.

The Company’s estimate of the expected return on plan assets was primarily based on the historic returns and projected future returns of the asset classes represented in its plans.  The target allocation of pension assets is 50% to 70% equity securities, 30% to 50% debt securities, and 0% to 10% reserves.  The Company used 7% as its estimate of expected return on assets in both 2008 and 2007.  If the Company were to reduce the expected return by 25 basis points to 6.75%, its liability would increase by $43, but its expense would again remain unchanged because the expense is equal to the Company’s contribution to the plans.  The additional expense would instead be recorded as an increase to regulatory assets.

Other critical accounting estimates are discussed in the Significant Accounting Policies Note to the Financial Statements.

Off-Balance Sheet Transactions

The Company does not use off-balance sheet transactions, arrangements or obligations that may have a material current or future effect on financial condition, results of operations, liquidity, capital expenditures, capital resources or significant components of revenues or expenses.  The Company does not use securitization of receivables or unconsolidated entities. The Company does not engage in trading or risk management activities, with the exception of the interest rate swap agreement discussed in Note 4 to the financial statements, does not use derivative financial instruments for speculative trading purposes, has no lease obligations, no guarantees and does not have material transactions involving related parties.

Impact of Recent Accounting Pronouncements

See Note 1 to the financial statements, “Significant Accounting Policies” for the effect of new accounting pronouncements.

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EXHIBIT C

PROPOSED REVISIONS TO THE “CASH INCENTIVES”
PORTION OF THE “COMPENSATION DISCUSSION AND ANALYSIS”
SECTION OF PROXY STATEMENT

Cash Incentives.  Our practice is to use cash awards to incentivize our senior managers to create value for our customers.  To that end, we adopted a Cash Incentive Plan in 2005, pursuant to which our Compensation Committee sets annual performance objectives and target incentive payment amounts.  All of our managers participate in the plan, including our senior managers.

The plan is administered by the Compensation Committee, which has complete and final authority to, among other things, select participants, to determine the goals and circumstances under which incentive awards are granted, to grant awards and to construe and interpret the Plan.  Decisions of the Compensation Committee with respect to the administration and interpretation of the Plan are final, conclusive and binding upon all participants.

The Compensation Committee has discretion to determine all performance objectives ~~and standards for incentive awards.  An example of possible standards is~~.  In addition, the Committee may specify that any incentive award be conditioned upon achievement or satisfaction of business criteria or other measures of performance.  One or more of the following business criteria or other measures of performance may be used by the Committee:  (1) growth in revenues or assets; (2) earnings from operations; (3) net income or earnings per common share; (4) return on investment or return on equity; (5) stock price or shareholder return and (6) strategic business criteria, consisting of meeting specified water quality standards, environmental or safety standards, affordability of rates and customer satisfaction standards.  The Compensation Committee may exercise its discretion to eliminate, reduce or increase the amounts payable as incentive, subject to such business criteria or other measures of performance.

Under the plan, annual performance objectives are established no later than ninety (90) days after the beginning of any annual incentive period, which is usually a calendar year.  Each performance objective carries with it a score of five (5) points.  No points are awarded for partial achievement of performance objectives.  Incentive awards are granted only if an overall score of seventy-five (75) percent of the available performance objective points are achieved.  The Compensation Committee believes that achieving performance objectives should be the shared responsibility of management.  Accordingly, if an overall score of seventy-five (75) percent of the available performance objective points is achieved, all participants receive their target incentive awards.  If an overall score of less than seventy-five (75) percent of the available performance objectives is achieved, no participant receives any award.

The Compensation Committee set the performance objectives and target incentive awards for 2008 on January 28, 2008.  For 2008, the Compensation Committee determined that the amount of the target cash incentive award would be 5% of the base salary as of December 31, 2008 for each management employee, including senior management employees.  The 2008 performance objectives as determined by the Compensation Committee were: construct distribution center, install residual handling facilities, interconnect and integrate West Manheim acquisition, rehabilitate infrastructure, obtain regulatory approval of municipal contract, consolidate billing cycles, design and permit spillway improvements, issue tax exempt debt, complete an equity offering, complete a major rate case, establish direct stock purchase plan, implement e-proxy process and conduct a benefits analysis.

On January 26, 2009, the Compensation Committee determined that our management had achieved seventy-five (75) percent of the performance objectives listed above for 2008, but had fallen slightly short of the set business criteria for 2008 which was an earnings per common share goal.  The Committee awarded the senior managers the amounts set forth on the 2008 Grants of Plan Based Awards Table below, which was approximately ninety-eight (98) percent of the target incentive amount for each senior manager.

On January 26, 2009, the Compensation Committee determined performance objectives and target incentive amounts to be awarded under the plan for 2009.  The performance objectives were: implement on-line bill pay, implement a service line protection plan, develop a twenty-year meter change out plan, rehabilitate infrastructure, develop an annual hydrant inspection plan, obtain regulatory approval of municipal contract, design and permit spillway improvements, conduct a customer attitude survey, implement a customer satisfaction survey, complete an equity offering, reduce the number of billing cycles, complete recommendations of the management audit, develop a payment agreement reconciliation process and implement identity theft procedures.  The target incentive amounts for 2009, as determined by the Compensation Committee are 5% of senior managers' base salary as of December 31, 2009 and the business criteria for 2009 is earnings per common share.

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EXHIBIT D

Name and Principal Position	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target ($)
Jeffrey R. Hines, P.E. President, Chief Executive Officer and Director	~~11,056~~ 11,250
Jeffrey S. Osman Retired President, Chief Executive Officer and Director	~~2,404~~ 2,446
Kathleen M. Miller Chief Financial Officer	~~5,725~~ 5,825
Joseph T. Hand Chief Operating Officer	~~4,545~~ 4,625
Bruce C. McIntosh Vice President-Human Resources	~~5,118~~ 5,208
Vernon L. Bracey Vice President-Customer Service	~~4,667~~ 4,749

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[YORK WATER LETTERHEAD]

September 9, 2009

VIA EDGAR AND EMAIL

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:  H. Christopher Owings, Assistant Director

Re:           The York Water Company
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 11, 2009
Definitive Proxy Statement on Schedule 14A
Filed March 18, 2009
Form 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
Filed May 8, 2009 and August 7, 2009
File No. 001-34245

Dear Mr. Owings:

In connection with the comment letter, dated August 17, 2009, sent by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), with respect to the above referenced filings, York Water hereby acknowledges:

•	York Water is responsible for the adequacy and accuracy of the disclosure in the above referenced filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	York Water may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have authorized our counsel, Morgan, Lewis & Bockius LLP, to prepare and submit, on behalf of York Water, a response to your specific comments.

Sincerely,

THE YORK WATER COMPANY

By:  /s/  Jeffrey R. Hines
     Name:  Jeffrey R. Hines
     Title:  President and Chief Executive Officer

DB1/63562639.6